FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2006

HOLMES FINANCING (No 1) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 1) PLC
Profit & Loss Account
Period Ended 17 July 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	11,103	11,157
Interest receivable - Cash deposits	0	0
	11,103	11,157

Interest payable - Notes	(11,103)	(11,157)
Interest payable	-	-
	(11,103)	(11,157)

Net operating income	0	0

Fair value derivative	(4)	(13)
Other income		-
Operating expenses	-	-

Profit on ordinary activities before taxation	(3)	(13)

Taxation	1	4

Profit on ordinary activities after taxation	(2)	(9)

Dividend	-	-

Retained profit brought forward	825	834

Retained profit carried forward	823	825

Holmes Financing (No. 1) PLC
Balance Sheet
Period Ended 17 July 2006

	£'000	£'000

Fixed asset investments
Loans to Funding		904,000

Current assets
Amounts due from group companies	20
Cash at bank	19
Fair value derivative	1,140
	1,179

Creditors: Amounts falling due within one year
Sundry creditors	343
	343

Net current assets		836

Total assets less current liabilities		904,836

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(904,000)

Net assets		836

Capital and reserves
Share capital		13
Reserves		823
		836

Holmes Financing (No. 1) PLC
Notes Outstanding
Period Ended 17 July 2006

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US436382AA36	US$	3 month USD Libor
Series 1 Class B	US436382AB19	US$	3 month USD Libor
Series 1 Class C	US436382AC91	US$	3 month USD Libor
Series 2 Class A	US436382AD74	US$	3 month USD Libor
Series 2 Class B	US436382AE57	US$	3 month USD Libor
Series 2 Class C	US436382AF23	US$	3 month USD Libor
Series 3 Class A1	XS0114776585	GBP	3 month Sterling Libor
Series 3 Class A2	XS0114776825	EUR	3 month Euribor
Series 3 Class B	XS0114777807	GBP	3 month Sterling Libor
Series 3 Class C	XS0114778953	GBP	3 month Sterling Libor
Series 4 Class A	XS0114779845	GBP	Fixed Rate
Series 4 Class B	XS0114780181	GBP	3 month Sterling Libor
Series 4 Class C	XS0114780421	GBP	3 month Sterling Libor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin

Series 1 Class A	July 2010	July 2003	14	N/A
Series 1 Class B	July 2010	October 2003	38	138
Series 1 Class C	July 2010	October 2003	103	203
Series 2 Class A	July 2010	July 2005	19	N/A
Series 2 Class B	July 2010	October 2005	41	141
Series 2 Class C	July 2010	October 2005	115	215
Series 3 Class A1	July 2010	July 2007	26	N/A
Series 3 Class A2	July 2010	July 2007	26	N/A
Series 3 Class B	July 2010	October 2007	45	145
Series 3 Class C	July 2010	October 2007	160	260
Series 4 Class A	July 2010	July 2010	6.62%	125
Series 4 Class B	July 2010	July 2010	62	162
Series 4 Class C	July 2010	July 2010	175	275

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 2 Class B	Quarterly	N/A	Aa3	AA	AA
Series 2 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 3 Class A1	Quarterly	16-Oct-2006	Aaa	AAA	AAA
Series 3 Class A2	Quarterly	16-Oct-2006	Aaa	AAA	AAA
Series 3 Class B	Quarterly	16-Oct-2006	Aa3	AA	AA
Series 3 Class C	Quarterly	16-Oct-2006	Baa2	BBB	BBB
Series 4 Class A	Semi Annually	16-Jan-2007	Aaa	AAA	AAA
Series 4 Class B	Quarterly	16-Oct-2006	Aa3	AA	AA
Series 4 Class C	Quarterly	16-Oct-2006	Baa2	BBB	BBB

Holmes Financing (No. 1) PLC
Notes Outstanding
Period Ended 17 July 2006

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$900,000,000	$0	$0	$0
Series 1 Class B	$31,500,000	$0	$0	$0
Series 1 Class C	$42,000,000	$0	$0	$0
Series 2 Class A	$975,000,000	$0	$0	$0
Series 2 Class B	$34,500,000	$0	$0	$0
Series 2 Class C	$45,000,000	$0	$0	$0
Series 3 Class A1	£375,000,000	£375,000,000	£0	£375,000,000
Series 3 Class A2	€320,000,000	€320,000,000	€0	€320,000,000
Series 3 Class B	£24,000,000	£24,000,000	£0	£24,000,000
Series 3 Class C	£30,000,000	£30,000,000	£0	£30,000,000
Series 4 Class A	£250,000,000	£250,000,000	£0	£250,000,000
Series 4 Class B	£11,000,000	£11,000,000	£0	£11,000,000
Series 4 Class C	£14,000,000	£14,000,000	£0	£14,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class B	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class C	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class A	Gen Re		Aa1 / AAA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class B	Gen Re		Aa1 / AAA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class C	Gen Re		Aa1 / AAA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class A1	GBP - n/a
Series 3 Class A2	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-
Series 3 Class B	GBP - n/a
Series 3 Class C	GBP - n/a
Series 4 Class A	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-
Series 4 Class B	GBP - n/a
Series 4 Class C	GBP - n/a

Holmes Funding Limited
Profit & Loss Account
Period Ended 17 July 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	168,695	188,418
Interest receivable - Cash Deposits	23,129	9,853
Gain/(Loss) on fair value of interest rate swap	17,572	5,474
	209,396	203,745

Interest payable - Inter-company loans	(174,005)	(185,907)
Interest payable - Start up loans	-	-
	(174,005)	(185,907)

Net operating income	35,391	17,839

Other income	6,265	7,003
Provisions	(679)	816
Expenses	(4,180)	(4,595)
Start up costs amortisation	(1,595)	(1,537)
Deferred consideration	(17,630)	(14,053)

Profit/(loss) on ordinary activities before taxation	17,572	5,474

Taxation	(5,272)	(1,662)

Profit/(loss) on ordinary activities after taxation	12,300	3,813

Dividend	-	-

Retained profit/(loss) brought forward	(13,278)	(17,090)

Retained profit/(loss) carried forward	(978)	(13,278)

Holmes Funding Limited
Balance Sheet
Period Ended 17 July 2006

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		10,897,810
Beneficial interest in Trust cash at bank		-
Fair value of interest rate swap		(1,606)

Current assets
Amounts owed by Trustee	95,675
Deferred expenditure (costs of securing)	7,272
Sundry debtors	25
Deferred taxation / group relief receivable	502
Cash at bank:
Reserve funding	264,000
Transaction account	1,875
Funding GIC account	1,492,455
	1,861,804

Creditors: Amounts falling due within one year
Deferred consideration creditor	53,532
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	310,285
Corporation Taxation	40
	363,857

Net current assets		1,497,947

Total assets less current liabilities		12,394,151

Creditors: Amounts falling due after more than one year
Inter-company loans		(12,395,129)
Start up loans		-

Net assets		(978)

Capital and reserves
Share capital (£2)		-
Reserves		(978)
		(978)

Holmes Funding Limited
Notes to Balance Sheet
Period Ended 17 July 2006

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			1,438,426

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	264,000		-	-

Initial closing reserve funds	338,000		-	70,000
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	(74,000)		-	(60,000)
Closing reserve balance	264,000		-	10,000

Target reserve funds	264,000		-	10,000

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550		4,550	-
Second start up loan (incl. accrued interest)	4,535		4,535	-
Third start up loan	5,809		5,809	-
Fourth start up loan	2,473		2,473	-
Fifth start up loan	1,652		1,652	-
Sixth start up loan	1,888		1,888	-
Seventh start up loan	1,152		1,152	-
Eigth start up loan	12,006		12,006	-
Closing balance	34,065		34,065	-

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period Ended 17 July 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	402,281	388,044
Interest receivable - Cash Deposits	6,616	6,301
	408,897	394,345

Interest payable - Mortgages	(402,281)	(388,044)
Interest payable - Cash Deposits	(6,616)	(6,301)
	(408,897)	(394,345)

Net operating income	-	-

Fees receivable	8,359	8,006
Fees payable	(8,359)	(8,006)

Operating expenses	(4,508)	(4,767)
Provision charges	(1,874)	(4,517)
Other income	6,382	9,284

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period Ended 17 July 2006

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,654,926

Current assets
Bank interest receivable	1,210
Cash at bank	371,709
Amounts due from Seller	31,305
Other debtors
Accrued interest receivable	63,160
	467,384

Creditors: Amounts falling due within one year
Amounts due to Funding	95,675
Sundry creditors	-
	95,675

Net current assets		371,709

Total assets less current liabilities		30,026,635

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(18,757,116)
Funding share of mortgage loans		(10,897,810)

Seller share of cash at bank		(371,709)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 1) PLC

Dated: 15th August 2006	By / s / Jessica Petrie
(Authorised Signatory)